SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ J. Jay Jaski
J. Jay Jaski
Chairman and Chief Executive Officer

Date: November 21, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Pure Nickel interim financial statements, nine months ended August 31, 2007. Filed on October 15, 2007.

99.2	Management’s discussion and analysis to be read in conjunction with interim financial statements. Filed on October 15, 2007.

99.3	CFO certification of interim filings.

99.4	CEO certification of interim filings.

99.5	Press release dated October 17, 2007, announcing Pure Nickel’s plans for exploring its 100% owned Salt Chuck property located on Prince of Wales Island, on the southern panhandle of Alaska.

99.6	Press release dated October 17, 2007, announcing that Pure Nickel has graduated to Tier 1 value security escrow status.

99.7	Press release dated November 6, 2007, announcing that Pure Nickel has entered into an Option Agreement with Manicouagan Minerals Inc. on its HPM and Forgues properties.

99.8	Press release dated November 8, 2007, announcing Pure Nickel has commenced the first phase of a planned two phase drilling program on its 100% owned William Lake property located in the Thompson Nickel Belt of Manitoba.

99.9	Press release dated November 15, 2007, announcing the Company has entered into a 50-50% Joint Venture Agreement with Crowflight Minerals Inc. to explore for and develop nickel deposits on properties controlled by both parties proximal to the past producing Manibridge Nickel Mine.

99.10	Press release dated November 16, 2007, announcing the granting of stock options to a technical service provider.

Exhibit 99.1

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED

AUGUST 31, 2007

(Unaudited)

NO AUDITOR REVIEW

The Company’s independent auditors have not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

		(Note 2)
	August 31, 2007	November 30, 2006
Assets
Current assets:
Cash and cash equivalents	$16,259,245	$1,514,560
Receivables	284,743	114,811
Prepaid expenses and other assets	278,335	125,000

	16,822,323	1,754,371
Property and equipment (Note 5)	37,485	—
Mineral properties (Note 6)	35,905,474	1,190,656

	$52,765,282	$2,945,027

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$128,911	$100,000

Shareholders’ Equity
Share capital (Note 7)	51,520,444	2,901,845
Contributed surplus (Note 8)	5,333,795	—
Deficit	(4,217,868)	(56,818)

	52,636,371	2,845,027

	$52,765,282	$2,945,027

Nature and continuance of operations (Note 1)

Commitments (Note 13)

Subsequent events (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the board of directors:

“Jay Jaski”	“Robert Angrisano”
Jay Jaski, Director	Robert Angrisano, Director

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

				(Note 2)
	Three Months Ended August 31,	Three Months Ended August 31,	Nine Months Ended August 31,	Period from May 18, 2006 to August 31,
	2007	2006	2007	2006
Revenues	$—	$—	$—	$—

Expenses:
Wages and benefits (Note 9)	64,436	—	1,884,848	—
Consulting (Note 9)	393,142	—	822,122	—
Professional fees	165,775	39,161	375,123	39,161
Office and miscellaneous	138,651	25,566	235,132	25,566
Transfer agent and filing fees	43,060	—	231,541	—
Travel	103,659	—	185,955	—
Promotion, advertising and investor relations	69,548	—	138,535	—
Interest and bank charges	943	—	11,811	—

	979,214	64,727	3,885,067	64,727

Loss before other income (expenses)	(979,214)	(64,727)	(3,885,067)	(64,727)

Other income (expenses):
Interest income	242,450	—	255,397	—
Foreign exchange loss	(220,294)	—	(581,336)	—

	22,156	—	(325,939)	—

Net loss before income taxes	(957,058)	(64,727)	(4,211,006)	(64,727)
Income taxes:
Current income tax recovery	49,956	—	49,956	—

Net loss for the period	(907,102)	(64,727)	(4,161,050)	(64,727)
Deficit, beginning of period	(3,310,766)	—	(56,818)	—

Deficit, end of period	$(4,217,868)	$(64,727)	$(4,217,868)	$(64,727)

Loss per share - basic and diluted	$(0.017)	$(0.004)	$(0.118)	$(0.004)

Weighted average number of shares	52,798,168	16,863,857	35,242,916	16,863,857

The accompanying notes are an integral part of these consolidated financial statements

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

				(Note 2)
	Three Months Ended August 31,	Three Months Ended August 31,	Nine Months Ended August 31,	Period from May 18, 2006 to August 31,
	2007	2006	2007	2006
Operating activities:
Net loss for the period	$(907,102)	$(64,727)	$(4,161,050)	$(64,727)
Items not affecting cash:
Amortization	4,455	—	52,309	—
Stock-based compensation	85,584	—	2,057,579	—

	(817,063)	(64,727)	(2,051,162)	(64,727)
Changes in non-cash working capital items:
Receivables	(89,597)	(79,321)	(169,932)	(79,321)
Prepaid expenses and other assets	(69,128)	(137,500)	(153,335)	(137,500)
Income taxes payable	(115,290)	—	—	—
Accounts payable and accrued liabilities	(309,893)	689,811	28,912	689,811

Total cash flows used in operating activities	(1,400,971)	408,263	(2,345,517)	408,263

Investing activities:
Capitalized mineral property expenditures	(15,154,841)	(1,221,184)	(17,659,844)	(1,221,184)
Acquisition of property and equipment	(14,700)	—	(89,794)	—

Total cash flows used in investing activities	(15,169,541)	(1,221,184)	(17,749,638)	(1,221,184)

Financing activities:
Shares issued for cash, net of cash share issue costs	26,469,840	1,849,660	34,839,840	1,849,660
Issuance of promissory note	—	375,000	—	375,000
Advances from related party	—	40,000	—	40,000

Total cash flows provided by financing activities	26,469,840	2,264,660	34,839,840	2,264,660

Increase in cash and cash equivalents during the period	9,899,328	1,451,739	14,744,685	1,451,739
Cash and cash equivalents, beginning of period	6,359,917	—	1,514,560	—

Cash and cash equivalents, end of period	$16,259,245	$1,451,739	$16,259,245	$1,451,739

Cash and cash equivalents consists of:
Cash	$8,037,519	$1,451,739	$8,037,519	$1,451,739
Treasury bills	1,373,995	—	1,373,995	—
Discount bonds	6,847,731	—	6,847,731	—

	$16,259,245	$1,451,739	$16,259,245	$1,451,739

Supplementary cash flow information (Note 10)

The accompanying notes are an integral part of these consolidated financial statements

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

				(Note 2)
	Three Months Ended August 31, 2007	Three Months Ended August 31, 2006	Nine Months Ended August 31, 2007	Period from May 18, 2006 to August 31, 2006
Net loss for the period, being comprehensive loss for the period	(907,102)	(64,727)	(4,161,050)	(64,727)

The accompanying notes are an integral part of these consolidated financial statements

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the “Company”) was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. The Company’s principal business activities include the acquisition and exploration of mineral properties located in Canada and the United States. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

While the Company currently has sufficient cash on hand to conduct its exploration programs for the next year, the long term continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals, or by entering into joint venture arrangements by which third parties undertake the necessary expenditures.

2.	REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resource Corp. (“Nevada Star”) acquired the issued and outstanding common shares of Pure Nickel Inc. (“old Pure Nickel”) by issuing 89,508,515 (pre-consolidation) common shares of Nevada Star to the shareholders of old Pure Nickel in a reverse takeover transaction. The transaction has been accounted for using guidance relevant to reverse takeover transactions including EIC-10, “Reverse Takeover Accounting”, CICA 1581, “Business Combinations” and EIC-124, “Definition of a Business”. Under this guidance, for accounting purposes the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel) which is regarded as being the acquirer. Accordingly, the interim consolidated financial statements reflect the significant accounting policies of old Pure Nickel and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Comparative information presented for prior period is required to be that of old Pure Nickel alone. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. (“Pure Nickel”).

During the period Pure Nickel adopted Canadian generally accepted accounting principles (“Canadian GAAP”) and as a result was required to restate its prior period figures that were reported in accordance with United States generally accepted accounting principles (“US GAAP”). Management of the Company believes the change in generally accepted accounting principles is reflective of the Company’s current and future operations and its competitiveness in the industry it operates in. The most significant difference relates to the capitalization of exploration costs of the Company’s mineral properties. Under US GAAP, acquisition costs are capitalized but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that proven or probable mineral reserves exist, after which time all such costs are capitalized. Under Canadian GAAP, it is permissible to capitalize acquisition costs and exploration expenditures prior to the determination that proven or probable mineral reserves exist. The restatement resulted in an increase to mineral properties of $1,190,656 and a corresponding decrease to deficit for the period ended November 30, 2006. The change in loss had a nominal effect on the loss per share figures.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using standards for interim financial statements and do not contain all of the information required for annual financial statements. They are expressed in Canadian dollars and include the accounts of old Pure Nickel from the date of its incorporation on May 18, 2006 and the accounts of old Nevada Star and its wholly-owned subsidiaries from March 30, 2007, the date of the reverse takeover transaction. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)	Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)	Property and Equipment

Property and equipment is initially recorded at cost. Amortization is subsequently provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining Equipment	30%
Office Equipment	30%
Computer Hardware and Software	30%

(e)	Mineral Properties

Mineral property acquisition, exploration and development costs are capitalized in accordance with the guidance provided by CICA 3061, “Property, Plant and Equipment” and EIC-126, “Accounting by Mining Enterprises for Exploration Costs”. Payments received for options granted to third parties to purchase the Company’s mineral properties are credited against the capitalized costs of the related mineral property when received. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Long-lived Assets

The recoverability of long-lived assets, which includes property and equipment and mineral properties, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(g)	Translation of Foreign Currencies and Subsidiaries

Transactions in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

The Company’s integrated foreign subsidiaries are financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

(h)	Earnings/Loss per Share

Basic earnings/loss per share is computed by dividing net earnings/loss by the weighted average number of common shares outstanding during the period. Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants, agent share warrants and agent unit warrants.

(i)	Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid by employees on the exercise of stock options is recorded as share capital.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at August 31, 2007, the Company has not incurred any asset retirement obligations related to the exploration of its mineral properties.

(k)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

(a)	Accounting Changes

Effective December 1, 2006, the Company adopted the revised CICA 1506 “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)	Financial Instruments

Effective December 1, 2006, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

4.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(b)	Financial Instruments (continued)

(i)	CICA 3855, “Financial Instruments – Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective December 1, 2006, the Company’s cash equivalents have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(ii)	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 “Hedging Relationships” and CICA 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at December 1, 2006.

(iii)	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements for the nine months ended August 31, 2007.

5.	PROPERTY AND EQUIPMENT

		Accumulated	Net Book
August 31, 2007	Cost	Amortization	Value
Mining equipment	$28,080	$21,244	$6,836
Office equipment	22,980	15,870	7,110
Computer hardware and software	38,810	15,271	23,539

	$89,870	$52,385	$37,485

The comparative amounts for November 30, 2006 were all nil.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

6.	MINERAL PROPERTIES

Nine Months Ended August 31, 2007	Balance, Beginning of Period	Expenditures Capitalized During the Period	Balance, End of Period
OK Copper Mine and Beaver Lake (a)	$—	$4,470,436	$4,470,436
MAN Project (b)	—	7,869,401	7,869,401
Salt Chuck (c)	—	48,377	48,377
Fond du Lac (d)	—	3,204,875	3,204,875
Fox River (e)	1,190,656	1,322,774	2,513,430
Xstrata (f)	—	17,798,955	17,798,955

	$1,190,656	$34,714,818	$35,905,474

(a)	OK Copper Mine and Beaver Lake, Utah, United States Fox River Project

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate. On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can receive a one year extension by notifying the Company before the date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within 12 months. WUCC must also honor the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million. WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one year extension.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

6.	MINERAL PROPERTIES (continued)

(b)	MAN Project, Alaska, United States

The 280 square mile MAN Alaska Project is comprised of the Ni Cu PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc. (“MAN”) and a subsequent transaction increasing its interest in the Canwell Glacier Property to 100%. During the nine months ended August 31, 2007, the Company has completed a B-Field VTEM airborne electromagnetic survey, an extensive soil geochemical survey, and commenced its 4,000 metre exploration drilling program.

(c)	Salt Chuck, Alaska, United States

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN and augmented by subsequent additional staking.

(d)	Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

On July 27, 2007, the Company completed an agreement with Red Dragon Resource Corp. (“Red Dragon”), superseding its previous earn-in agreement with Red Dragon, to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares of the Company to Red Dragon. The common shares have been valued at $1,260,000, the market value on the measurement date. In accordance with the guidance provided by CICA 3870, the measurement date of the transaction was determined to be June 13, 2007, being the date the titles of the underlying mineral rights were transferred from Red Dragon to the Company.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

6.	MINERAL PROPERTIES (continued)

(d)	Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada (continued)

The Property is located in northern Saskatchewan and comprises eight contiguous claims covering 95,000 acres (38,500 hectares). Named for the Fond Du Lac lake and river which lies across the extent of its southern border, the Fond Du Lac Property is located on the northern edge of the Athabaska Basin and encompasses the entirety of Axis Lake (north-central area) and is situated only 20 km NW of Stony Rapids. Comprehensive surveying has included to date: airborne geophysics, UTEM electromagnetic ground survey and geochemical soil survey. The combined results of this work indicate that the Axis Lake zone, the Rae Lake zone and the Currie Lake zone all warrant further exploration and drilling. Historical work on the Axis Lake portion of the Fond du Lac Property led to an historical resource estimate of 3,400,000 tons of 0.66% Ni and 0.35% Cu which is a non-compliant NI 43-101 resource. In summer 2006, Pure Nickel conducted a diamond drilling program to identify additional mineralization down dip and along strike of known mineralization in the East and West Zones of Axis Lake and to test anomalous geophysical/geochemical results in the Rae Zone east of Rae Lake. A total of 2,258 metres of a proposed 4,000 metre drill program were completed. Seven diamond drill holes were completed before a forest fire caused suspension of drilling activities for 2006. Activities in 2007 (drilling and down hole geophysics) will proceed to complete the 2006 program (West and Rae Lake zones), albeit modified somewhat to account for the significant new findings concluded from the multidisciplinary analysis of the 2006 program’s results and new data from the Rae Lake zone.

(e)	Fox River Project, Manitoba, Canada

Pursuant to its June 12, 2006 agreement with Falconbridge Inc., the Company is earning a 50% interest in the Fox River Project. The Project is in northeastern Manitoba and covers more than 136,000 ha (336,000 acres) of highly prospective ground. It lies on a 100+ km stretch of similar paleo-tectonic structure to that of the Thompson and Raglan nickel deposits, forming part of the Circum-Superior Boundary of the Canadian Shield. The Fox River Property is accessible in January and February via a winter road that runs between the communities of Gillam and Shamattawa about 30 km to the north. In the remainder of the year, the property is generally accessible by air with excellent mining and milling infrastructure and facilities present nearby at Thompson about 250 km to the west. The 2007 exploration program comprised: the construction and operation of a camp on-site under contract with Aurora Geosciences Ltd., a B-Field VTEM airborne electromagnetic survey by Geotech Airborne Ltd. and 3,506 meters of diamond drilling under contract with Cyr Drilling International Ltd.

(f)	Xstrata Properties Acquisition, Canada

On May 15, 2007, the Company completed an agreement with Xstrata Nickel (“Xstrata”), a division of Falconbridge Limited, to acquire a portfolio of exploration properties located in Canada. Under the agreement, the Company paid $15,250,000 and issued 4,000,000 share purchase warrants to Xstrata. Each share purchase warrant entitles Xstrata to acquire one common share of the Company at a price of $2.00 per share for a term expiring on May 11, 2010. The share purchase warrants were valued at $2,482,374 computed using the Black-Scholes option-pricing model.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

7.	SHARE CAPITAL

(a)	Authorized Share Capital

Unlimited common shares without par value

(b)	Issued and Outstanding Share Capital

	Number of
	Shares	Amount
Balance, November 30, 2006	18,400,001	$2,901,845
Reverse takeover transaction (Note 2):
Common shares of Pure Nickel eliminated	(18,400,001)	—
Common shares of Nevada Star recognized	84,319,285	—
Common shares of Nevada Star issued to shareholders of
Pure Nickel	89,508,515	13,312,600

	173,827,800	16,214,445
Reverse stock split 1:5	(139,062,240)	—
Issued in two private placements for cash, net of share issue costs (i) and (ii)	31,999,999	34,045,999
Issued for acquisition of mineral property (iii)	1,000,000	1,260,000

Balance, August 31, 2007	67,765,559	$51,520,444

(i)	At March 15, 2007, the Company had raised $9,000,000 of subscription receipts under a brokered private placement for 10,000,000 common shares (the “Subscription Receipts”) at a price of $0.90 per common share. Upon completion of the reverse takeover transaction with Pure Nickel on March 30, 2007, the Subscription Receipts were automatically converted into units comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable into a common share at price of $1.20 for a term of 18 months. The Company paid as agent commissions $630,000 cash, representing 7% of the gross proceeds from the offering, and 500,000 common share purchase warrants, representing 5% of the gross number of common shares issued in the private placement. Each agent warrant is exercisable into one common share at a price of $0.90 each for a period of 18 months. The fair value of the agent warrants was computed to be $225,309 using the Black-Scholes option-pricing model and was recorded as a share issuance cost.

(ii)	On July 10, 2007, the Company issued 21,999,999 units at a price of $1.25 per unit for gross proceeds of $27,499,999 under a non-brokered private placement. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share of the Company for $1.75, expiring January 9, 2009. In connection with the private placement, the Company paid cash commissions of $830,871 and issued 629,370 agent unit warrants. Each agent unit warrant entitles the agent to purchase one unit, with the characteristics described above, for $1.25 expiring on January 9, 2009. The fair value of the agent unit warrants was computed to be $568,533 using the Black-Scholes option-pricing model and was recorded as a share issuance cost. The Company also incurred other share issuance costs of $199,287.

(iii)	On July 27, 2007, the Company issued 1,000,000 common shares to acquire the Fond du Lac Project. The shares were valued at $1,260,000. Refer to Note 6(d).

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

7.	SHARE CAPITAL (continued)

(c)	Stock Options

On January 29, 2004 the Company’s shareholders approved a stock option plan (the “Plan”). The Plan allowed for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the board of directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. The vesting period of options is set by the board of directors. On April 13, 2007, the Company completed a reverse stock split causing shares available for issuance under the Plan to decrease to 1,400,000. The board of directors approved an amendment to the Plan to increase the number of shares reserved for issuance from 1,400,000 to 4,300,000. The amendment was approved by the Company’s shareholders on May 30, 2007.

Stock option activity since November 30, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, November 30, 2006	3,750,000	0.32

Reverse stock split 1:5	(3,000,000)	0.32
Granted	3,050,000	1.03
Expired	(750,000)	0.32

Outstanding, August 31, 2007	3,050,000	1.03

The following table summarizes stock options outstanding and exercisable at August 31, 2007:

Options Outstanding				Options Exercisable
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.90	2,225,000	2.6	0.90	2,225,000	0.90
1.10	100,000	2.7	1.10	100,000	1.10
1.30	250,000	2.8	1.30	250,000	1.30
1.45	100,000	2.8	1.45	100,000	1.45
1.50	250,000	2.7	1.50	250,000	1.50
1.55	125,000	2.7	1.55	125,000	1.55

	3,050,000	2.6	1.03	3,050,000	1.03

Stock options outstanding at August 31, 2007 expire between March 27, 2010 and June 6, 2010.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

7.	SHARE CAPITAL (continued)

(d)	Warrants

Warrant activity since November 30, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, November 30, 2006	—	—
Issued	19,999,999	1.66

Outstanding, August 31, 2007	19,999,999	1.66

Warrants outstanding at August 31, 2007 expire between September 30, 2008 and May 11, 2010.

(e)	Agent Share Warrants

During the nine months ended August 31, 2007, the Company issued 500,000 agent warrants to purchase 500,000 common shares of the Company in connection with the private placement described in Note 7(b)(i). Agent share warrant activity since November 30, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Outstanding, November 30, 2006		—
Issued	500,000	0.90

Outstanding, August 31, 2007	500,000	0.90

Agent share warrants outstanding at August 31, 2007 expire September 30, 2008.

(f)	Agent Unit Warrants

During the nine months ended August 31, 2007, the Company issued 629,370 agent warrants to purchase 629,370 units in connection with the private placement described in Note 7(b)(ii). Agent unit warrant activity since November 30, 2006 is presented below:

	Number of Units	Weighted Average Exercise Price $
Outstanding, November 30, 2006		—
Issued	629,370	1.25

Outstanding, August 31, 2007	629,370	1.25

Agent share unit warrants outstanding at August 31, 2007 expire January 9, 2009.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

8.	CONTRIBUTED SURPLUS

Nine Months Ended August 31, 2007
Balance, November 30, 2006	$—
Stock-based compensation expenses	2,057,579
Fair value of agent share warrants issued for share issue costs	225,309
Fair value of agent unit warrants issued for share issue costs	568,533
Fair value of warrants issued for mineral properties	2,482,374

Balance, August 31, 2007	$5,333,795

9.	STOCK-BASED COMPENSATION

During the nine months ended August 31, 2007, the Company granted 3,050,000 stock options to directors, officers, employees and consultants of the Company. The weighted average fair value of each option granted was $0.68 using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

Nine Months Ended August 31, 2007
Expected option lives	3 years
Risk-free interest rate	3.3%
Expected dividend yield	0%
Expected stock price volatility	105%

During the nine months ended August 31, 2007, the Company recognized $2,057,579 of compensation cost of which $1,726,008 has been recorded in wages and benefits expense and $331,571 has been recorded in consulting expenses in the statement of operations.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

10.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended August 31, 2007	Three Months Ended August 31, 2006	Nine Months Ended August 31, 2007	(Note 2) Period from May 18, 2006 to August 31, 2006
Non-cash investing and financing activities:
Shares issued in reverse takeover of transaction (Note 2)	$—	$—	$13,312,600	$—
Shares issued for acquisition of mineral property	1,260,000	—	1,260,000	—
Agent share warrants issued as share issue costs	—	—	225,309	—
Agent unit warrants issued as share issue costs	568,533	—	568,533	—
Warrants issued for acquisition of mineral property	2,482,374	—	2,482,374	—
Cash paid for:
Interest	—	—	—	—
Income taxes	$65,334	$—	$65,334	$—

11.	FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, receivables, other assets and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their near-term maturities.

(b)	Concentrations of Business Risk

The Company now maintains all of its cash and cash equivalents with major financial institutions having liquidated its portfolio of Discount bonds subsequent to the end of the third quarter, at par. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuation in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2007

(Unaudited)

12.	RELATED PARTY BALANCES AND TRANSACTIONS

During the nine months ended August 31, 2007, the Company incurred consulting fees of $103,666 (period from May 18, 2006 to August 31, 2006 - $nil) to companies controlled by directors and officers of the Company. The transactions were in the normal course of operations and have been recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

13.	COMMITMENTS

(a)	In Alaska, the Company is committed on its MAN project to a drilling program having an estimated cost of US$3,500,000. The program is scheduled to be completed in October 2007. At August 31, 2007, $1,182,603 had been spent towards the fulfillment of this commitment.

(b)	Pursuant to contract with Xstrata Nickel (“Xstrata”), a division of Falconbridge Limited, the Company is committed to undertaking an exploration program in 2008 on the Fox River property optioned from Xstata in 2006 in which at least $5,000,000 will have been spent by April 30, 2008 and at least (in aggregate) $7,500,000 by April 30, 2009. At August 31, 2007, $2,816,581 has been spent towards the fulfillment of these commitments.

(c)	Pursuant to the Xstrata agreement, the Company is committed to a minimum of 2500 metres of drilling on the William Lake property to be completed by January 31, 2008.

14.	SUBSEQUENT EVENTS

(a)	On September 18, 2007 the Company entered into an agreement (the “Option Agreement”) with Exploration Syndicate, Inc. (“Exploration Syndicate”) to earn up to a 100% interest in 6 mining licenses and 5 claims (the “Mineral Rights”) covering 160,000 Ha. comprising the William Lake Extension project in Manitoba. As consideration, the Company has agreed to issue Exploration Syndicate 500,000 non-transferable common share purchase warrants. Each warrant entitles Exploration Syndicate to acquire one common share of the Company for $2.00 per share, exercisable on the date that the Company earns a 50% interest in the Mineral Rights and expiring on the date that is five years from the date of the Option Agreement. To earn a 50% interest in the Mineral Rights, the Company must incur an aggregate of $3,000,000 of expenditures during the first two years of the Option Agreement, of which at least $2,000,000 must be incurred in the first year thereof.

(b)	On September 18, 2007, the Company granted 600,000 stock options to senior officers and directors of the Company. Each option is exercisable at $0.79 per share for a term of three years expiring on September 18, 2010. 300,000 of the stock options granted vest on September 18, 2007, 150,000 vest on September 18, 2008 and 150,000 vest on September 18, 2009.

Exhibit 99.2

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Description of Business, Development of Business pursuant to Acquisition of Pure Nickel Inc. (the “Company” or the “Corporation”) and Report Date

The following Management’s Discussion and Analysis is prepared as of October 11, 2007 (the “Report Date”) and should be read in conjunction with the interim financial statements for the nine months ended August 31, 2007 and the Company’s audited financial statements for the year ended November 30, 2006, both of which can be found on the Company’s website at www.purenickel.com or on SEDAR at www.sedar.com.

The Company was incorporated under the laws of the Company Act of British Columbia, Canada on April 29, 1987. On June 17, 1998, the Company was continued into the Yukon under Section 190 of the Yukon Business Corporations Act. The Company conducts its U.S. operations through its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and Pure Nickel Holdings Corp., a Canadian corporation.

On March 27, 2007, the head office of the Company was changed to 95 Wellington Street West, Suite 900, Toronto, Ontario, M9J 5N7. On March 30, 2007, the Company (then known as Nevada Star Resource Corp. [“Nevada Star”]) completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporate May 18, 2006 for the purpose of creating a company to acquire one or more early stage nickel projects; to obtain additional funds to search for and acquire additional mineral projects; and to obtain required capital for general corporate expenses. As the transaction was deemed to be a Reverse Take Over (“RTO”), old Pure Nickel, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, the comparative financial statements shown in the accompanying financial statements are those of old PNi. Readers wishing to see the more substantial comparative financial statements of Nevada Star for the comparative nine months ended August 31, 2006 (or other periods) may do so at www.edgar.com (“EDGAR”).

At the same time as the RTO, the Company consolidated its common shares on a one for five (1:5) basis which continued to be traded on the Toronto Stock Exchange Venture Exchange (“TSX-V”) and in the United States on the Over the Counter Bulletin Board (“OTCBB”) market. The Company has now graduated to the senior exchange and as of August 14, 2007 its shares are listed on the Toronto Stock Exchange (“TSX”).

On March 30, 2007, the Company also completed the conversion of the brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000 into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at a price of CDN $1.20 for a term of 18 months. The agent received a cash commission of 7% of the gross proceeds from the offering and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of CDN $0.90 each for a period of 18 months.

The Company is a mineral exploration company with multiple advanced nickel sulphide projects in Canada and Alaska. It is a reporting issuer in Ontario, British Columbia and Alberta and its common shares trade on the TSX under the symbol “NIC” and on the NASDAQ Over the Counter Bulletin Board Service under the symbol “PNCKF”.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars. This represents a change in accounting from previous filings wherein the amounts were in U.S. dollars and with respect to old PNi formerly in U.S. GAAP. The change recognizes the greater significance of its Canadian based operations (while not neglecting the significance of its continuing US operations [principally Alaska]) and its principal trading forum being Canadian.

In conjunction with the acquisition of Pure Nickel, the Board appointed four new Directors to the Company replacing six resigning Board members. The resigning Board members were: Donald Bosnick, John Mears, Rodney Blakestad, Michael Sharon, Richard Graeme and Edward Waale. The newly appointed Board members were: J. Jay Jaski, Steve Vaughan, Harry Blum, and David McPherson. Furthermore, Monty Moore and Robert Angrisano resigned as Chairman and President and CEO, respectively, and the Board appointed Dale Hull as Chief Operating Officer, Jay Richardson as Chief Financial

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Officer, and J. Jay Jaski as President and CEO. J. Jay Jaski was also elected Chairman of the Board. In the third quarter, Monty Moore resigned as a Director and was appointed as a Special Advisor to the Board. The vacancy in the Board was filled by the appointment of Mr. Constantine Salamis to the Board.

Old PNi projects

The Fond du Lac Project, Saskatchewan – At the time of the RTO, Pure Nickel could acquire up to an undivided 80% working interest in the Fond du Lac Nickel-Copper project (“Fond du Lac project”) from Red Dragon Resources Corp. (DRA: TSX-V) (“Red Dragon”). The Fond du Lac project lies directly north of the Athabasca Basin in the Fond-du-Lac region of Northern Saskatchewan, Canada. The Fond du Lac Project claim area consists of permits totaling approximately 95,000 acres of highly prospective ground. This area is characterized by a large number of nickel-copper sulphide occurrences and confirmed by ground geochemical work, an airborne geophysical survey and diamond drilling. The 2006 drilling program intersected mineralization in 7 of the 7 drill holes completed including one intersection of a half meter length grading 1.86% nickel. During the second quarter of 2007, Pure Nickel completed a drill program of 19 diamond drill holes totaling 3,127 metres. Drilling tested a focused area of known mineralization on the Rea Lake mineralized horizon, a strong magnetic feature 600 m to the south, and a possible extension to the Axis Lake East Zone horizon. Pure Nickel commissioned a National Instrument 43-101 technical report on the property which was submitted to securities commissions in the second quarter. Historical exploration established an inferred a mineral resource of 3.4 million tonnes at the Axis Lake horizon grading 0.66% nickel and 0.35% copper. Readers are cautioned that while this historical resource estimate is considered to be reliable and relevant and estimated under the high standards of the day, it does not comply with the modern guidelines of National Instrument 43-101.

During the second quarter, the Company entered into an agreement with Red Dragon for the acquisition of Red Dragon’s remaining interest in the project for the sum of $100,000 and 1,000,000 fully paid shares of the Company and this transaction was completed during the third quarter. The shares were recorded at $1.26 per share, their market price on June 13, 2007.

Fox River Project, Manitoba - Pure Nickel also has an agreement with Xstrata Nickel, a business unit of Falconbridge Limited. (“Falconbridge”) to earn a 50% interest in the Manitoba Fox River Project. The property lies in the Fox River Belt and covers over 1240 square kilometers of favorable stratigraphy located just southeast of Gillam, Manitoba and is flanked to the west by the famous Thompson Nickel Belt. The Fox River Belt is an extensive Paleoproterozoic volcanosedimentary sequence lying on the northwest margin of the Archean Superior Province and it forms a segment of the Circum-Superior Belt containing nickel-rich magmatic rocks of a komatiitic affinity. In February of 2007, Pure Nickel announced the commencement of the first phase of its 2007 exploration program on the property which began with an extensive block-targeted, high resolution VTEM airborne electromagnetic survey of approximately 2600 line-km. These blocks were selected on the basis of previous drilling by Falconbridge, a lower-resolution airborne survey conducted in 1999 by Falconbridge and a recently acquired soil geochemical survey completed by Pure Nickel in late 2006. In March of 2007, Pure Nickel began the second phase of its current program by contracting Cyr Drilling International to carry out a helicopter-supported, diamond drilling program of 3,000 meters focused on the highly prospective conductors that were revealed by the VTEM and soil geochemistry surveys. This round of drilling was completed in May 2007.

Nevada Star Property Summaries

Milford Copper Property, Utah

Stuart Havenstrite, CPG, a qualified person as defined by National Instrument 43-101, reviewed the technical information contained herein.

Property Description

The Milford Copper Property (referred to in the consolidated financial statements as the OK Copper Mine and the Beaver Lake Property) consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of fee land, aggregating approximately 7,000 acres. The Milford Copper Property is owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Company) which will not exceed $3 million in the aggregate.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Exploration

The Company carried out extensive drilling on the claims in 1998 and commissioned a feasibility study that year. The results of the study were positive for the production of up to 54 million pounds of copper over a 5-year production life. However due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

Option Agreement

On November 26, 2003, WUCC exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can received a one-year extension by notifying the Company before that date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC must also honor the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC’s Agreement with Palladon

On November 19, 2003, WUCC announced a joint partnership on the Milford Copper Property with Palladon Ventures Ltd. (“Palladon”), a mineral resource company whose common shares trade on the TSX Venture Exchange and the Frankfurt Exchange.

In 2004, Palladon conducted several rounds of drilling to confirm areas of mineralization included in the 1998 feasibility study and to expand on some of those areas (see Palladon’s press releases of May 4, 27 and 31, 2004; June 11, 2004; and October 25, 2004). Palladon also conducted geophysics inside and outside the 1998 study area to aid in further exploration in both cases (see Palladon’s press releases of August 19 and October 25, 2004). The objectives of the exploration inside the 1998 study area were to confirm and expand upon the previously-identified historic resource estimate and aid in the work now being performed to reflect current costs and conditions.

On September 14, 2005, Palladon filed a National Instrument 43-101 technical report updating the 1998 feasibility study. Table 1 on the following page is a summary of the Indicated Resources that were calculated in the 1998 study. Indicated Resources consist of those blocks within the mineralized boundaries that are sufficiently close to sampled drill holes for copper grade estimation. Blocks within the mineralized boundaries that are too far from data to be estimated are classified Inferred. Indicated material above a cutoff grade of 0.40% copper was used as the basis for reporting resources. The 0.40% copper cutoff was the approximate breakeven cutoff for the 1998 feasibility study, using a $1.05 per pound copper price. Copper is presently trading at approximately $3.70 per pound.

Cautionary Note to U.S. investors concerning estimates of “indicated resources”: This section uses the term “indicated resources”. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

Table 1 Indicated Resource

Deposit	Cutoff Cu%	Tons (000) in Zones	Cu%	Total Cu Pounds (000)
Hidden Treasure	0.40%	856	1.79%	30,663
	0.60%	828	1.84%	30,398
	1.00%	777	1.90%	29,500
Maria	0.40%	614	1.25%	15,397
	0.60%	569	1.31%	14,937
	1.00%	417	1.49%	12,404
Copper Ranch	0.40%	322	1.13%	7,313
	0.60%	293	1.20%	7,010
	1.00%	195	1.40%	5,461
OK Mine	0.40%	1,318	0.75%	19,770
	0.60%	724	0.97%	14,046
	1.00%	268	1.32%	7,075
Totals	0.40%	3,110	1.18%	73,141
	0.60%	2,413	1.38%	66,390
	1.00%	1,655	1.64%	54,440

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Milford Copper Property, Utah (continued)

On August 28, 2006, Palladon announced a restructuring of the Western Utah Copper Project. Under the restructuring, WUCC had the option to purchase Palladon’s interest on or before January 4 2007. On January 9, 2007, Palladon announced that WUCC exercised its option to purchase Palladon’s interest in the Western Utah Copper Project for $3 million in cash, and $10 million payable as a 1% Net Smelter Royalty from copper produced from current “reserve” properties, and a 2% Net Smelter Royalty from copper produced from newly discovered ore bodies.

To view the full details of Palladon’s press releases and Palladon’s National Instrument 43-101 technical report updating the 1998 feasibility, please see their website at www.palladonmining.com or view their SEDAR filings at www.sedar.com.

Future Plans

WUCC has provided notice to the Company that the Milford Copper Property is being readied for production and has undertaken the construction of a concentrator, a working onsite analytical laboratory and office building, and ongoing ore reserve drilling on the Milford Copper Property. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one-year extension.

MAN Alaska Project, Alaska

The Company’s Qualified Person on the MAN Alaska Project is Larry Hulbert.

Property Description

The Company’s principal property, the MAN Alaska Project, is primarily a sulphide nickel-copper-PGE property. The MAN Alaska Project property includes approximately 300 square miles of federal and state claims. Portions of the claims are located in the Fairbanks, Talkeetna and Chitina recording districts.

The Company acquired certain claims of the MAN Alaska Project pursuant to the acquisition of M.A.N. Resources, Inc. (“MAN”) in the year ended August 31, 2002. Other claims were acquired from FNX Mining Company Ltd. or staked by the Company.

Exploration

No exploration was completed by the Company in the first quarter of Fiscal 2007.

Future Plans

In May 2007 a VTEM B-Field airborne geophysical survey was conducted over the Alpha, Beta and East Rainy complexes of Pure Nickel’s MAN Alaska project area. Surveys over the three blocks were conducted along flight lines 100 m apart for a total of 3,327 line kilometers. The survey has the capability to detect conductors at depths of 400 meters and any significant or material results are expected to be incorporated in the drilling program.

Three dimensional magnetic inversion modeling has been completed on the Alpha complex based on the extensive geophysical data. This study will be further refined when the more detailed, higher resolution VTEM survey is completed. This will help refine indicators of size, orientation, dip and depth of conductors revealed by the airborne surveys.

In June 2007, a follow-up soil geochemical survey was conducted on the Alpha complex. This soil survey will provide additional detail and definition from over 2300 new samples to extend the existing soil geochemical results accumulated from a 4000 sample program conducted during the 2002 to 2005 programs and will bring greater precision in targeting the 2007 drill program commenced in mid-July.

In conjunction with the soil geochemical survey, a bedrock geochemical analytical program will be conducted. Detailed GPS grids on the Alpha complex will be covered utilizing a portable XRF unit. The objective of this survey is to establish width and extent of several large areas known to contain disseminated Ni-Cu-PGE sulphides and will allow quantification and definition of this apparently large, previously unmeasured resource.

Pure Nickel has contracted for some 4,000 meters of drilling which was begun in mid-July. The drilling will be concentrated on the Alpha complex, which contains the largest intrusion on the claim blocks. Past drilling has revealed grades as high as 3.22% Ni and O.38% Cu. Massive sulphide grab samples grading 6.7% Ni have been recovered in this complex.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Salt Chuck Property, Alaska

The Company’s Qualified Person on the Salt Chuck Property is Gary Vivian, P. Geo., of Aurora Geosciences Ltd. of Yellowknife, NT.

Property Description

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization. Prince of Wales Island can be accessed by ferry service from Ketchikan to Hollis. Direct access to the property is by well maintained U.S. Forest Service roads. The Salt Chuck Property (MAN claims), acquired as part of the acquisition of Nevada Star Resource Corporation, is currently at the exploration stage. During the second quarter, the Company staked 115 federal lode mining claims adjacent to its existing 31 MAN claims. The newly staked mining claims combined with the Company’s existing claims will cover 2,280 acres of contiguous prospective ground.

Exploration

A recent airborne geophysical survey released by the State of Alaska indicates that the Salt Chuck property covers prospective ground within the mafic-ultramafic complex. On the property lies the historic Salt Chuck mine. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium, 1.1 g/t Gold, and 5.7 g/t Silver.

Xstrata Properties Acquisition

During the second quarter, the Company was announced to be the successful candidate pursuant to an open bidding process involving at least a dozen contenders, to acquire substantially all of the Canadian exploration property portfolio of Xstrata and this transaction was completed in the third quarter. The purchase price was $15,250,000 and 4,000,000 common share purchase warrants entitling Xstrata to acquire common shares of the Company at a price of $2.00 per share for a period of three years following closing of the transaction, which took place August 2, 2007. The Company has granted Net Smelter Return royalties (“NSR’s”) of 2% to Xstrata on all of the properties acquired and the Company has certain buy back rights on a portion of the NSR’s. In addition, the Company has committed to grant to Xstrata the right to back in to a joint venture with the Company for the mining of one deposit of at least 15,000,000 tons, by paying the Company twice the amount of its exploration expenditure to that stage.

Exploration Syndicate Acquisition

On September 20, 2007 the Company announced that it has entered into an option agreement with Exploration Syndicate Inc., a private company, (“Exploration Syndicate”) dated September 18, 2007. Pursuant to the agreement, Exploration Syndicate has granted to the Corporation an option (the “Option”) to earn up to a 100% interest in 6 mining licenses and 5 claims comprising the William Lake Extension project in Manitoba (the “Mineral Rights”). The William Lake Extension project covers 160,000 hectares of prospective property, north, east and west of the existing, 100% Corporation owned, William Lake claim block, and more than quadruples Pure Nickel’s exploration potential in the prolific Thompson Nickel Belt. The licenses effectively cover all of the land between Pure Nickel’s William Lake property and the Corporation’s Manibridge Property, a former operating mine.

A highly sophisticated airborne geophysics survey of approximately 9000 line km of VTEM and deep imaging was completed in late 2006 on the majority of the Mineral Rights. Interpretation of that data is largely complete and Pure Nickel has identified nine drill ready locations. The Company intends to deploy drilling crews to the site as soon as possible.

As consideration for the Option, the Corporation has agreed to issue to Exploration Syndicate 500,000 non-transferable common share purchase warrants (each, a “Warrant”), each Warrant entitling Exploration Syndicate to acquire a common share of the Corporation (each, a “Share”) at a price of $2.00 per Share. The Warrants shall vest and become exercisable on the date that the Corporation earns a 50% interest in the Mineral Rights. To earn a 50% interest in the Mineral Rights, the Corporation must incur an aggregate of $3,000,000 of expenditures during the first two years of the Option Agreement, of which at least $2,000,000 must be incurred in the first year thereof.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

If the Corporation incurs the foregoing expenditures, the Corporation shall earn a 50% interest in the Mineral Rights and has one year to exercise its right to earn an additional 15% interest in the Mineral Rights (the “Additional 15% Option”) by (i) incurring an aggregate of $2,000,000 of additional expenditures on the Mineral Rights within two years from the date the Corporation notifies Exploration Syndicate of its intention to exercise the Additional 15% Option; and (ii) issue to Exploration Syndicate 500,000 Shares.

If the Corporation exercises the Additional 15% Option, the Corporation has 180 days to exercise its right to earn an additional 10% interest in the Mineral Rights (the “Additional 10% Option”), by completing and delivering a feasibility study to Exploration Syndicate within 2 years from the date the Corporation notifies Exploration Syndicate of its intention to complete the Feasibility Study. In the event that the Corporation exercises the Additional 10% Option, the Corporation shall have the right to purchase the remaining 25% interest in the Mineral Rights held by Exploration Syndicate by paying to Exploration Syndicate an amount equal to 110% of the fair market value of such interest.

If the Corporation determines not to continue to earn-in on the Mineral Rights at any time after the Corporation has earned a 50% interest in the Mineral Rights, the Corporation and Exploration Syndicate will then enter into an industry standard joint venture agreement.

Future Plans

The Company plans to develop an exploration program for its Salt Chuck property. Stage I of the program will be a 2500 m diamond drill program proximal to the old mine site area and in the North Pole Hill area commencing in late October-early November, 2007. Opportunities are being explored for joint venture, earn-in or other arrangements by which to advance the exploration of many of the Company’s properties without the cost of all of the work being borne by the Company. The Company is formulating its plans for its 2008 exploration programs which are expected to total approximately $8,000,000, all of which has already been funded.

Results of nine months’ Operations

The Company experienced a net loss of $4,161,050 or $0.118 per share for the nine months ended August 31, 2007 compared to a net loss of $64,727 or $.004 per share for the comparative period ended August 31, 2006 which covered only the period from incorporation May 18, 2006 for old PNi. As a result, the comparative results are not truly meaningful comparisons and, again, readers may prefer to compare with the results for the comparable period in 2006 of Nevada Star, available on EDGAR.

General and administrative (“G&A”) expenses for the nine months ended August 31, 2007 were $3,885,067 as against $64,727 in the comparative period. The magnitude of the loss and the G&A expenses which substantially created it are primarily attributable to compensation costs attributed from option grants to Officers, Directors and consultants of the Company pursuant to the Company’s Stock Option Plan which are valued for notional (not cash) costs pursuant to the Black Scholes pricing model. Readers should be cautioned as to the very significant extent by which the Black Scholes model and, hence, these recorded costs are driven by “expected volatility”, a rather subjective measure especially in the formative days of an exploration company experiencing significant transactions as the Company is.

Interest income and foreign exchange loss increased to $255,397 and $581,336 for the nine months ended August 31, 2007 both compared to nil for the comparative period.

Cash decreased by $2,345,517 as a result of operating activities and investing activities used cash of $17,749,638 (substantially incurred on mineral properties, including those deemed acquired as a result of the RTO). The comparative figures were an increase of cash of $408,263 and a use of $1,221,184 respectively.

Financing activities provided cash of $34,839,840 as against $2,264,660 for the comparative period.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Summary of Quarterly Results

Results for the five most recent quarters (the entire period since incorporation) ending with the three months ending on August 31, 2007 are as follows:

	Feb. 28, 2007 Q1 2007 $	Nov. 30, 2006 Next 3 months $	August 31, 2006 Next 3 months $	May 31, 2006 Period from Incorporation $
Revenues	Nil	Nil	Nil	Nil
G & A Expense	150,310	BV	BV	Nil
Net Earnings (Loss)	(148,022)	BV	BV	Nil
Net Earnings (Loss) Per Share (2)	(.036)		Nil	Nil

			August 31, 2007 Q3 2007 $	May 31, 2007 Q2 2007 $
Revenues			Nil	Nil
G & A Expense			979,214	2,755,543
Net Earnings (Loss)			(957,058)	(3,105,926)
Net Earnings (Loss) Per Share (2)			(.017)	(.088)

Note: Fully diluted loss per share has not been presented as it is anti-dilutive.

Key Economic Trends

The financial performance of the Corporation will be directly affected by the exploration activities to be conducted on the Company’s many projects in conjunction with their possible development for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required to do so. Until such time as commercial production is achieved (and there can be no assurance it will be), the Corporation will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and cash requirements. In the future, should the development of the Corporation’s mineral projects occur, the financial performance of the Corporation will become more closely linked to the prices obtained for the nickel and/or other metals produced by the Corporation. Management is of the view that the previous historically high price of nickel may not be regained, however the long-term forecast price is sufficiently attractive to justify the Corporation’s focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing areas. While this will encourage increased mine production, the overall growth in supply is not expected to keep pace with demand growth in the near future, particularly if supply problems continue to plague the industry.

The Corporation reports its financial results in Canadian dollars. The Corporation’s revenues, if any, will be primarily, if not completely, earned in U.S. dollars, and its costs are primarily in Canadian dollars. The Canadian dollar has shown a significant appreciation against the US dollar. The main effect of the erosion in value of the US dollar as against the Canadian dollar and other international currencies is to reduce the incremental price of metals expressed in Canadian dollars as against their typical expression in US dollars. The Company takes this and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating its business, prospects and projects and expenditures thereon.

The exploration and development of the Corporation’s mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all of such projects, and may even cause a loss of participating project interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to the Corporation. At the time of writing, the Company has sufficient resources to complete all of its commitments pursuant to property agreements and all of its anticipated exploration programs for at least the next eighteen months.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Liquidity

Presently, none of the Company’s property interests generates revenue. The Company’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for services, property or other assets) or shareholder loans. Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

The Company had cash and equivalents of $16,259,245 at August 31, 2007 compared to $1,514,560 at November 30, 2006. Current liabilities at August 31, 2007 consisted of accounts payable, accrued liabilities and income taxes payable totaling $128,911 compared to $100,000 at November 30, 2006. During the third quarter, the Company recognized the disruptions being experienced in the markets for short term instruments and the risks associated with certain categories of such instruments, As a result, the Company liquidated its portfolio of Discount bonds at par and reinvested its short term cash into Bankers’ Acceptances carrying the full faith and credit guarantee of a major Canadian chartered bank.

On March 15, 2007, the Company completed a brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000. Upon completion of the Amalgamation with Pure Nickel Inc., the Subscription Receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at price of CDN $1.20 for a term of 18 months. The Agent received a cash commission of 7% of the gross proceeds from the offering and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of CDN $0.90 each for a period of 18 months. During the third quarter, the Company completed the $27,500,000 financing discussed below under “Capital Resources”.

Stock Option Plan

During the second quarter, the Company granted 2,950,000 stock options to directors, officers and service providers at prices of CDN $0.90 to $1.55 per share for three-year periods and in the third quarter a further 100,000 at $1.45. It also amended its Stock Option Plan by increasing the number of shares reserved for issuance from 1,400,000 to 4,300,000 shares (post consolidation). The amendment has received regulatory and shareholder approval. Subsequent to the quarter end, a further 600,000 incentive share options were granted to senior officers and/or directors of the Company consistent with the terms of the Company’s Option Plan.

Capital Resources

The Company completed in the third quarter a financing of $27,500,000 by way of sale at $1.25 each of 22,000,000 units comprised of one common share and one half of one common share purchase warrant, each whole warrant being exercisable for a period of 18 months into a further share of the Company by payment of $1.75 per share. Management believes that the working capital on hand at August 31, 2007 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the next fiscal year and beyond, particularly in the light of warrants outstanding whose exercise is expected to become attractive as the Company’s exploration programs develop more information about the various projects.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the first nine months ended August 31, 2007, the Company paid fees of $103,666 (2006: $20,000) to senior officers of the Company.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on the Company’s financial condition, results of operations and

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

cash flows. At any time, however, the Company may have under consideration potential transactions in such categories as part of its continuous review of its business activities and opportunities. This is now perhaps much more significantly so in view of the extensive exploration project portfolio under the control of the company as a result of the RTO and more so as a result of the Xstrata Properties Acquisition. Joint venture and earn in opportunities will frequently be presented to the Company and will be disclosed in timely fashion to the extent they are consummated and are material.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Financial Instruments and Other Instruments

The carrying value of cash, other receivables and accounts payable approximate their fair value because of the short maturity of these financial instruments. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company incurs a portion of exploration costs and expenses in United States (“US”) dollars and translates all US dollar transactions into Canadian currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as US dollar transactions have been and continue to be covered by US dollar balances in the Company’s bank accounts.

Dividend Policy

The Corporation has neither declared nor paid any dividends on its Common Shares. The Corporation intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. The payment of dividends in the future will depend on the earnings and financial condition of the Corporation and such other factors as the board of directors of the Corporation may consider appropriate.

Changes in Accounting Policies

The Company’s change to reporting in Canadian dollars (and with respect to old PNi, the change from US to Canadian GAAP) have been referred to above. The principal effect of these changes is to reinstate as a capitalized amount going forward the amount of exploration expense incurred by old PNi which had been written off under US GAAP. Ongoing exploration costs similarly will be capitalized subject to the considerations outlined above regarding impairment of value.

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date was for fiscal years beginning on or after October 1, 2006.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

At present, the Company’s most significant financial instruments are cash, other receivables and accounts payable. The adoption of this section is not expected to have a material effect on the Company’s future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. The effective date for this section was for fiscal years beginning on or after October 1, 2006. The adoption of this section has not had a material effect on the Company’s reported financial position or results of operations.

Disclosure Controls and Procedures

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities laws and regulations and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Canadian Securities Administrators’ (CSA) Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, requires management to include for the first time in their 2006 certificates statements about the design of internal control over financial reporting and related MD&A disclosures. In September 2006, the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants (CICA) published two documents, Internal Control 2006: The Next Wave of Certification, Guidance for Management and Internal Control 2006: The Next Wave of Certification, Guidance for Directors. Although guidance in both publications has been developed for TSX and TSX Venture issuers, the CICA recognizes that small capitalization and venture issuers face special circumstances and control challenges.

The internal control over financial reporting certification disclosures did not indicate any deficiencies. Internal control over financial reporting does not include the external audit function.

Disclosure of Outstanding Share Data as of the Report Date

Issued common shares	67,765,559
Stock options	3,050,000
Share purchase warrants	20,000,000
Agent’s compensation and advisory warrants	1,129,370

Subsequent Events

Subsequent to the completion of the third quarter, the Company:

i.	Entered into the agreement for the acquisition of the Exploration Syndicate Properties in the Thompson Nickel Belt, and granted 600,000 incentive share options.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Nine months ended August 31, 2007

Unaudited – Prepared by Management

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include: the potential for the Company’s projects; the expectations related to increasing the size of the reported Indicated Resource on the Milford Copper Property and WUCC’s plans to be in production in 2007; and many statements regarding the Company’s exploration and other plans for its properties. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Additional Information

Additional information relating to the Company is available on the Company’s website at www.purenickel.com or on SEDAR at www.sedar.com.

Exhibit 99.3

Form 52-109F2 Certification of Interim Filings

I, James Richardson of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending August 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: October 15, 2007

/s/ “James Richardson”
James Richardson
Chief Financial Officer

Exhibit 99.4

Form 52-109F2 Certification of Interim Filings

I, J. Jay Jaski of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending August 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: October 15, 2007

/s/ “J. Jay Jaski”
J. Jay Jaski
Chairman and CEO

Exhibit 99.5

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066	Fax: 416-644-0069	www.purenickel.com
TSX Trading Symbol:		NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:		67.766 million
Fully Diluted:		92.410 million
52-Week Trading Range:		C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel’s Salt Chuck Exploration Update

TORONTO, ON, October 17, 2007: Pure Nickel Inc. (the “Company”) (TSX: NIC, OTCBB: PNCKF) is pleased to announce its plans for exploring its 100% owned Salt Chuck property located on Prince of Wales Island, on the southern panhandle of Alaska.

Pure Nickel has completed ground reconnaissance and mapping, community consultation with area stakeholders and contracted Peak Drilling of Courtenay, British Columbia to carry out a 2,500 metre diamond drill program. Drill targets have been selected based on technical analysis and will concentrate in the proximity of the former Salt Chuck mine. The Company anticipates the completion of the permitting process over the next few weeks. The drilling phase of the exploration program will be based out of Thorne Bay, Alaska and is expected to commence in late November. Aurora Geosciences of Yellowknife, North West Territories has been contracted to provide geological support and camp management.

In the spring of 2007, the Company expanded its land position near the former operating Salt Chuck Mine which was active between 1919 and 1941 and had a reported production of 300,000 tons of copper sulphide ore grading 0.95% Copper (Cu), 2.0g/t palladium (Pd), 1.1 g/t gold (Au), and 5.7 g/t silver (Ag). (These results preceded the implementation of National Instrument 43-101 standards and therefore cannot be verified by modern standards.) The 1700 hectares of contiguous prospective ground on Prince of Wales Island is accessed by ferry service, and direct access to the property is by well maintained U.S. Forest Service roads and tide water navigation.

Dr. Larry Hulbert, Pure Nickel’s Chief Exploration Geologist, will be managing the 2007/2008 project and is a qualified person as defined by National Instrument 43-101. He stated “ Salt Chuck adds a new dimension to Pure Nickel’s portfolio of properties, and emphasizes its commitment towards exploration and discovery of the environmentally friendly “green metals” (Platinum Group Metals)”.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.6

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066	Fax: 416-644-0069	www.purenickel.com
TSX Trading Symbol:		NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:		67.766 million
Fully Diluted:		92.410 million
52-Week Trading Range:		C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Graduates to Tier 1 Status for Value Security Escrow Agreement

TORONTO, ON, October 17, 2007: Pure Nickel Inc. (the “Corporation”) (TSX: NIC, OTCBB: PNCKF) announces that in connection with the Corporation listing on the TSX it has also graduated to Tier 1 value security escrow status. Under the Corporation’s escrow agreement with Pacific Corporate Trust Company dated March 28th, 2007 the release of escrowed securities schedule has been revised to an accelerated escrow schedule. Effective immediately 2,396,863 shares will be released to bring the total number of shares released in line with Tier 1 status and leave a balance of 4,793,726 shares remaining in escrow. Future releases scheduled for March 30, 2007 and September 30, 2007 will amount to 2,396,863 shares for each release.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.7

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066	Fax: 416-644-0069	www.purenickel.com
TSX Trading Symbol:		NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:		67.766 million
Fully Diluted:		92.410 million
52-Week Trading Range:		C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Grants Option on Quebec Properties to Manicouagan Minerals

TORONTO, ON, November 6, 2007: Pure Nickel Inc. (“Pure Nickel”) (TSX: NIC, OTCBB: PNCKF) is pleased to announce that it has entered into an Option Agreement with Manicouagan Minerals Inc. (“Manicouagan Minerals”) (TSX-V:MAM). Pursuant to the agreement, Pure Nickel has granted Manicouagan Minerals an option (the “Option”) to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec.

General terms and conditions of the Option Agreement are as follows:

1.	Manicouagan Minerals will pay a cash payment of Cdn$30,000 to Pure Nickel to secure the Option Agreement and as long as the Agreement remains in effect, $25,000 on the first and second anniversary.

2.	Manicouagan Minerals will grant Pure Nickel 250,000 common share purchase warrants (each, a “Warrant”), each Warrant entitling Pure Nickel to acquire a common share of Manicouagan Mineral at a price of $0.40 per share. The Warrants shall have a four month hold and have a term of two years.

3.	Manicouagan Minerals will earn 50% interest in the Forgues and Haut Plateau properties by spending a minimum of Cdn$750,000 on the property on or before the second anniversary date.

4.	Manicouagan Minerals can earn an additional 20% if within 60 days of the second anniversary of the Option Agreement Manicouagan Minerals elects to carry Pure Nickel during the next 12 months by expending an additional $1,500,000 in the same manner as during the earn in period.

Pure Nickel also announces it has decided to discontinue its exploration efforts in the Fox River area. After reviewing the recent results of the 2007 drilling program Pure Nickel has decided to concentrate its resources on more advanced properties which will provide the Company with greater opportunity for discovery. Dr. Larry Hulbert, Chief Exploration Officer for Pure Nickel said “the 2006-07 PNI-Xstrata joint venture program in the Fox River belt was a technical success in that it considerably advanced our geological and geophysical understanding of this promising, but extremely challenging exploration terrain. Although the geological similarities between the Raglan nickel camp and the Fox River belt are compelling it is believed that commercial success in the Fox River belt will only be achieved by a long term exploration commitment to the area. Since the acquisition of the Xstrata package of properties the company has more immediate needs, and will thus re-direct its Fox River resources to these new properties”.

In line with Pure Nickel focusing on its primary properties it has also allowed its claims on the Florence Lake, Labrador property to lapse.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

J. Jay Jaski	Manicouagan Minerals Inc.
Chairman & CEO	Joseph Baylis
T. (416) 644-0066	President and Chief Executive Officer
F. (416) 644-0069	(416) 542-3980
Email: info@purenickel.com	Email:
Website: www.purenickel.com	investorrelations@manicouaganminerals.com Website: www.manicouaganminerals.com

Exhibit 99.8

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066	Fax: 416-644-0069	www.purenickel.com
TSX Trading Symbol:		NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:		67.766 million
Fully Diluted:		92.410 million
52-Week Trading Range:		C$0.67 - $1.65

– NEWS RELEASE –

Pure Nickel Initiates Confirmation Drilling Program on its William Lake Property

in Manitoba

TORONTO, ON, November 8, 2007: Pure Nickel Inc. (the “Company”) (TSX: NIC, OTCBB: PNCKF) is pleased to announce it has commenced the first phase of a planned two phase drilling program on its 100% owned William Lake property located in the Thompson Nickel Belt of Manitoba.

William Lake is one of the principal properties acquired in the Xstrata Canadian Property purchase by Pure Nickel in July, 2007. Since the acquisition, the Pure Nickel exploration team has compiled a considerable amount of historical drill and geophysical data from the various Falconbridge/Xstrata Nickel drill programs undertaken from 1989 to 2002. The areas of known mineralization on the William Lake property extend over 15 kilometers in length. William Lake is close to metallurgical processing infrastructure at Thompson and Flin Flon, Manitoba, is well located along the major North South highway and is bordered to the East by the regional electrical power lines.

The initial phase of the 2007-2008 drill program will be targeting known mineralization in areas with historical intercepts. Drill targeting was developed coincident with the preparation of a NI 43-101 Independent Technical Report by Scott Wilson Roscoe Postle Associates Inc. (previously reported in news release dated September 19, 2007). This drill program is intended to confirm the grades and intercepts of the existing mineralized zone and will expand the Company’s knowledge of the nature and extent of the known nickel mineralization on this highly prospective ground. The Company expects drill results of the initial phase of this program early in the New Year.

“Commencement of drilling at William Lake is consistent with the Company’s continuous and aggressive drilling and exploration program. The high priority William Lake drill targets reflect management’s focussed approach to exploring its exploration properties in areas of strong infrastructure and known mineralization. The drill targets have been selected following a lengthy analysis of historical data and preliminary internal results from the NI-43-101 Technical Study currently underway. Based on the strength of historic results and the potential of the property, we intend to spend considerable time and resources to locate and define high grade nickel and PGE targets on William Lake in the world class Thompson Nickel belt” said CEO J. Jay Jaski.

In addition to the ongoing drill program, new airborne VTEM, ground and bore-hole geophysics will be employed to update the existing historical data and will advance the project at an accelerated rate.

Cyr Drilling International Limited of Winnipeg, Manitoba has been contracted to carry out a minimum 3,000 metre drill program on the William Lake property. Operations will be based out of a newly constructed mobile camp.

Phillip Mudry, P.Geol. is the Central Region Manager for Pure Nickel Inc. and is the designated Qualified Person (Q.P.) for the William Lake Project. Mr. Mudry will be supervising drill hole planning, implementation and quality control/quality assurance programs at the William Lake project for 2007-2008.

About the William Lake Property:

The 30,890 ha William lake property is located in the southern, Paleozoic covered extension of the Thompson Nickel Belt (“TNB”), southwest of Thompson, Manitoba. The TNB hosts a number of massive to disseminated nickel sulphide deposits, most notably INCO’s (CVRD) Thompson mine.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.9

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066	Fax: 416-644-0069	www.purenickel.com
TSX Trading Symbol:		NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:		67.766 million
Fully Diluted:		92.410 million
52-Week Trading Range:		C$0.67 - $1.65

NEWS RELEASE

Pure Nickel Partners with Crowflight to Explore

Past Producing Manibridge Mine

Pure Nickel Inc. (“Pure Nickel” or the “Company”) (TSX- NIC, OTCBB - PNCKF) is pleased to announce that it has entered into a 50-50% Joint Venture Agreement with Crowflight Minerals Inc. (“Crowflight”) to explore for and develop nickel deposits on properties controlled by both parties proximal to the past producing Manibridge Nickel Mine, approximately 20 kilometres south of the town of Wabowden, Manitoba.

Pursuant to the terms of the agreement, each party will contribute properties and mineral rights to the Joint Venture and make an initial aggregate contribution of $6 million ($3 million each) over a three year period to fund preliminary exploration activities within the joint venture area and perform further detailed technical studies as necessary to evaluate the potential for development and mining on the properties. Crowflight will be the operator of the joint venture. In addition, Pure Nickel will have an option to earn a 50% interest from Crowflight in the Pure Nickel Option Area surrounding the JV area by spending $1.5 million over a three year period.

Jay Jaski, Pure Nickel’s Chairman and CEO commented: “This transaction will enable Pure Nickel to leverage the potential at Manibridge by exploring not only the areas surrounding the mine but the historical mineralization along strike that are evident in exploratory drill holes from the 1960s and 1970s. By partnering with Crowflight not only we do team up with a strong management and exploration team, it is a company that is committed to the highly prospective Thompson Nickel Belt properties and discovery of additional sources of mill feed for its Bucko operation.”

Properties contributed by Pure Nickel to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine and are subject to rights held by Xstrata Nickel, a business unit of Xstrata Canada Corporation (“Xstrata”) pursuant to an exploration property purchase agreement entered into between Xstrata and Pure Nickel on August 2, 2007. Specifically, Xstrata will, among other things (i) retain an off-take option to purchase all or any portion of concentrates and other mineral products produced from the affected properties; and (ii) be entitled to a 2% net smelter return (NSR) royalty with respect to the Pure Nickel claims.

Properties contributed by Crowflight to the joint venture surround the Pure Nickel claims and are shown on the website at www.purenickel.com.

Mike Hoffman, Crowflight’s President and CEO commented: “We are very excited about this joint venture with a solid partner such as Pure Nickel. We feel that enormous potential remains in this area, and given that we will soon have an operational mill nearby, it is in Crowflight’s best interest to continue exploration work in an area that has been a proven mineral producer in the past.”

Execution of the JV Agreement is anticipated to occur on or around November 15, 2007 and is subject to applicable approvals.

Qualified Person Comments/Quality Control Procedures

The technical content of this press release has been approved by Mr. Phillip Mudry, P. Geol., Pure Nickel’s Central Region Manager, a Qualified Person under the NI 43-101 guidelines.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with multiple nickel sulphide and PGE projects in Canada and Alaska. Pure Nickel is well on its way to becoming one of the largest nickel exploration companies in North America. The above noted transaction accelerates Pure Nickel’s aggressive drilling program beyond its three core properties, MAN and Salt Chuck in Alaska and William Lake, Manitoba. The Company’s 2008 drilling program is fully funded.

About Crowflight Minerals Inc.

Crowflight Minerals Inc. is a Canadian junior mining exploration and development company focused on nickel, copper and Platinum Group Mineral (“PGM”) projects in the Thompson Nickel Belt (“TNB”) and Sudbury Basin. The Company currently owns and/or has under option approximately 800 square kilometres of exploration and development properties in Manitoba and Ontario. Crowflight’s priority is to bring the Bucko Nickel deposit located near Wabowden, Manitoba into production by mid-2008.

Cautionary Note on Forward-Looking Information

Except for statements of historical fact contained herein, the information in this press release constitutes “forward-looking information” within the meaning of Canadian securities law. Such forward-looking information may be identified by words such as “plans”, “proposes”, “estimates”, “intends”, “expects”, “believes”, “may”, “will” and include without limitation, statements regarding the Company’s plan of business operations; mineral resource estimates, and projected costs and expenditures. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, metal prices, competition, risks inherent in the mining industry, and regulatory risks. Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking information. Except as otherwise required by applicable securities statutes or regulation, the Company expressly disclaims any intent or obligation to update publicly forward-looking information, whether as a result of new information, future events or otherwise.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.10

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0066	Fax: 416-644-0069	www.purenickel.com
TSX Trading Symbol:		NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:		67.766 million
Fully Diluted:		92.410 million
52-Week Trading Range:		C$0.67 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Announces Granting of Stock Options

TORONTO, ON, November 16, 2007: Pure Nickel Inc. (the “Corporation”) (TSX: NIC, OTCBB: PNCKF) announces the Board of Directors granted stock options to a technical service provider totaling 100,000 shares based on an exercise price of the average of the last five days closing prices consistent with the company’s Option Plan. Options vest immediately.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with multiple nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com